FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Issuance of Unsecured Perpetual Subordinated Bonds with Write-down Clause

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 7, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Announces Issuance of Unsecured Perpetual Subordinated Bonds with Write-down Clause

Tokyo, January 7, 2016—Nomura Holdings, Inc. (“Nomura Holdings”) today announced that it has determined to issue unsecured perpetual subordinated bonds with a write-down clause. The general terms of the bonds are as described below.

The bonds will be qualified as Nomura Holdings’ Additional Tier 1 capital under the current applicable capital adequacy requirements.

Nomura Holdings, Inc. Unsecured Perpetual Subordinated Bonds with Optional Redemption Clause and Write-down Clause for Qualified Institutional Investors Only

The specific issuing schedule and terms and conditions of the bonds will be determined at a later date.

1.	Amount of Issue	Around 150 billion yen

2.	Denomination of each Bond	100 million yen

3.	Maturity Date	None (The bonds will have an optional redemption clause)

4.	Interest Rate	To be determined

5.	Interest Payment Dates	To be determined

6.	Issue Date	To be determined

7.	Method of Offering	Private placements only to qualified institutional investors in Japan

8.	Other	The bonds will be qualified as Nomura Holdings’ Additional Tier 1 capital under the current applicable capital adequacy requirements and will have an interest cancellation clause, a write-down clause, a reinstatement clause and a subordination clause in conformity with the current applicable capital adequacy requirements.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the issuance of unsecured perpetual subordinated bonds with optional redemption clause and write-down clause for qualified institutional investors only by Nomura Holdings, Inc. It has not been prepared for the purpose of soliciting investment or engaging in any other similar activities within or outside of Japan.